SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 8-A/A
                       (Amendment No. 3)*

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                Vanguard Cellular Systems, Inc.
     (Exact name of registrant as specified in its charter)

                         North Carolina
            (State of incorporation or organization)

                           56-1549590
              (I.R.S. Employer Identification No.)

               2002 Pisgah Church Road, Suite 300
                Greensboro, North Carolina 27455
       (Address of principal executive offices)(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be               Name of each exchange on which
so registered:                          each class is to be registered:

None                                    None

Securities to be registered pursuant to Section 12(g) of the Act:

                      Class A Common Stock
                        (Title of Class)

             Please Address All Correspondence To:

                      Doris R. Bray, Esq.
         Schell Bray Aycock Abel & Livingston P.L.L.C.
                     Post Office Box 21847
                Greensboro, North Carolina 27420
                         (910) 370-8800

*Pursuant to Rule 12b-15 of the Securities Exchange Act of 1934, this Amendment is filed for purpose of updating the description of the Class A Common Stock of the Registrant.

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Item 1.  Description of Registrant's Securities to be Registered.

     The statements made under this item include summaries of certain provisions contained in the Articles of Incorporation and bylaws of Vanguard Cellular Systems, Inc. (the "Registrant").
These statements do not purport to be complete and are qualified in their entirety by reference to such Articles of Incorporation and bylaws.

     The authorized capital stock of the Registrant consists of 250,000,000 shares of Class A Common Stock par value $.01 per share, 30,000,000 shares of Class B Common Stock, par value $.01 per share, and the Preferred Stock. As of July 8, 1997, 40,279,772 shares of Class A Common Stock were issued and outstanding in the names of approximately 1,200 holders of record, and no shares of Class B Common Stock were issued and outstanding.

Class A Common Stock

     Holders of the Registrant's Class A Common Stock are entitled ratably, share for share, to such dividends as may be declared upon the Class A Common Stock by the Board of Directors and, upon any liquidation of the Registrant, to participate ratably in the distribution of any corporate assets remaining after payment of all debts and the liquidation preferences, if any, of Preferred Stock that then may be issued and outstanding. However, agreements governing the Registrant's long-term debt financing substantially prohibit the payment of dividends or other distributions with respect to the Class A Common Stock.


     Holders of the Registrant's Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of holders of Class A Common Stock. No holder of Class A Common Stock of the Registrant is entitled as a matter of right to subscribe for or to purchase any shares of stock or any security convertible into shares of stock of any class of the Registrant. Each outstanding share of Class A Common Stock is validly issued, fully paid and nonassessable.

Class B Common Stock and Preferred Stock

     The Board of Directors has the authority, without any vote or action by the shareholders, to issue Class B Common Stock and/or Preferred Stock. The Registrant's Articles of Incorporation provide that the Class B Common Stock would have the same characteristics as the Class A Common Stock, except that the holders of Class B Common Stock would be entitled to one-tenth of one vote per share, voted as a single class with the Class A Common Stock, except as required by law. Under North Carolina law, the holders of Class B Common Stock generally would have the right to vote as a separate voting group on (i) certain amendments to the Articles of Incorporation, including amendments that would increase or decrease the authorized number of shares of the class, effect an exchange or reclassification of their shares for shares of another class, or change the rights of the class, (ii) a plan of merger if the plan contains a provision that, if contained in a proposed amendment in the Articles of Incorporation, would give rise to the right to vote, except where the consideration to be received in exchange for the shares consists solely of cash, and (iii) a plan of share exchange if the shares are to be acquired in the exchange. Issuance of Class B Common Stock could have the effect of acting as an anti-takeover device to

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delay or prevent a change of control of the Registrant.

     The Board of Directors of the Registrant is authorized to issue in one or more series up to a maximum of 1,000,000 shares of preferred stock, par value $.01 per share. The shares can be issued with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion or exchange rights and other special or relative rights as the Board of Directors shall from time to time fix by resolution, which could adversely affect the voting powers of the holders of Common Stock. Issuance of the Preferred Stock could have the effect of acting as an anti-takeover device to delay or prevent a change of control of the Registrant. The Registrant currently has no shares of Preferred Stock outstanding.

Certain Provisions of the Articles of Incorporation and Bylaws

     A provision of the Registrant's Articles of Incorporation requires the holders of at least 66 % of the outstanding shares of stock of the Registrant then entitled to vote in elections of directors or a majority of the "disinterested" members of the Board of Directors to approve certain major corporate transactions involving the Registrant and a holder of 10% or more of any class of equity security of the Registrant (an "Interested Shareholder") or the affiliate of an Interested Shareholder, including a merger or consolidation with the Interested Shareholder or the sale, lease or exchange of substantially all of the assets of the Registrant or of the Interested Shareholder to the other, or any dissolution of the Registrant. "Disinterested" directors are directors who are neither the Interested Shareholder involved in the proposed transaction nor affiliated with such Interested Shareholder. In addition, the Registrant's bylaws permit (i) directors to be removed only for cause and only upon the affirmative vote of the holders of at least 66 % of the outstanding shares of the Registrant's capital stock entitled to vote generally in the election of directors and (ii) newly created directorships and vacancies caused by any reason to be filled only by the vote of the majority of directors then in office or by the shareholders. Both the Articles of Incorporation and the bylaws require the affirmative vote of the holders of at least 66 % of the outstanding shares of capital stock of the Registrant entitled to vote generally in the election of directors to amend these provisions. These provisions could make it more difficult for a third party to acquire control of the Registrant.

     The Board of Directors of the Registrant is divided into three classes, with one class elected annually by the shareholders to a three-year term. The effect of the staggered Board of Directors is to negate substantially the possibility of minority shareholders' obtaining representation on the Board of Directors. The holders of common stock of the Registrant do not have the right to vote cumulatively in the election of directors.

FCC Restrictions

     The transfer of shares of Class A and Class B Common Stock may, in certain circumstances, be subject to provisions of the Communications Act of 1934, as amended, and rules and policies requiring prior FCC approval of the transfer of control of cellular, microwave and other licensees, restricting the percentage of alien ownership of such licensees, limiting the ownership of interests in cellular systems serving the same area, and establishing other licensee qualifications.

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Transfer Agent and Registrar

     First Union National Bank, Charlotte, North Carolina, is the transfer agent and registrar for the Class A Common Stock.

Item 2. Exhibits.

*3(a) Articles of Incorporation of the Registrant as amended through July 25, 1995, filed as Exhibit 1 to the Registrant's Form 8-A/A dated July 25, 1995.

*3(b)          Bylaws of Registrant, as amended (compilation of July 25,
               1995), filed as Exhibit 2 to the Registrant's Form 8-A/A dated July 25, 1995.

*4(a) Specimen Common Stock Certificate, filed as Exhibit 4(a) to the Registrant's Registration Statement on Form S-1 (File No. 33-18067).

* 4(b)(1)      Amended and Restated Loan Agreement between the
               Registrant and various lenders led by The Bank of New York and The Toronto-Dominion Bank as agents, dated as of December 23, 1994, filed as Exhibit
               2(a) to the Registrant's Current Report on Form
               8-K dated as of December 23, 1994.

* 4(b)(2)      Security Agreement between the Registrant and
               various lenders led by The Bank of New York and The Toronto-Dominion Bank, as Secured Party, dated as of December 23, 1994, filed as Exhibit
               2(b) to the Registrant's Current Report on Form
               8-K dated as of December 23, 1994.

* 4(b)(3)      Master Subsidiary Security Agreement between the
               Registrant, certain of its subsidiaries and various lenders led by The Bank of New York and The Toronto-Dominion Bank, as Secured Party, dated as of December 23, 1994, filed as Exhibit
               2(c) to the Registrant's Current Report on Form
               8-K dated as of December 23, 1994.

* 4(b)(4)      Second Amended and Restated Loan Agreement
               between Vanguard Cellular Operating Corp. and various lenders led by The Bank of New York and The Toronto-Dominion Bank as agents, dated as of April 10, 1996, filed as Exhibit 4(d)(1) to the
               Registrant's Form 10-Q/A dated March 31, 1996.

* 4(b)(5)      VCOC Security Agreement between Vanguard Cellular
               Operating Corp. and various lenders led by The
               Bank of New York and The Toronto-Dominion Bank as
               Secured Party, dated as of April 10, 1996, filed as Exhibit 4(d)(2) to the Registrant's Form 10-Q/A dated March 31, 1996.

* 4(b)(6)      Second Amended and Restated Master Subsidiary
               Security Agreement between certain subsidiaries of the Registrant and various lenders led by The
               Bank of New York and The Toronto-Dominion Bank, as Secured Party, dated as of April 10, 1996, filed as Exhibit 4(d)(3) to the Registrant's Form
               10-Q/A dated

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               March 31, 1996.

* 4(b)(7)      Assignment, Bill of Sale and Assumption Agreement
               by and between Registrant and Vanguard Cellular
               Financial Corp. dated as of April 10, 1996, filed as Exhibit 4(d)(4) to the Registrant's Form 10-Q/A dated March 31, 1996.

* 4(b)(8)      First Amendment to Second Amended and Restated Loan
               Agreement between Vanguard Cellular Operating Corp. and various lenders led by The Bank of New York and The
               Toronto-Dominion Bank as agents, dated as of July 31, 1996, filed as Exhibit 4(d)(5) to the Registrant's 10-Q dated September 30, 1996 and confirmed electronically as
               Exhibit 4(d)(5) to the Registrants 10-Q/A dated September
               30, 1996.

* 4(b)(9)      Second Amendment to Second Amended and Restated Loan
               Agreement between Vanguard Cellular Operating Corp. and various lenders led by The Bank of New York and The
               Toronto-Dominion Bank as agents, dated as of October 9, 1996, filed as Exhibit 4(d)(6) to the Registrant's 10-Q dated September 30, 1996 and confirmed electronically as
               Exhibit 4(d)(6) to the Registrants 10-Q/A dated September
               30, 1996.

* 4(b)(10)     Third Amendment to Second Amended and Restated Loan Agreement
               between Vanguard Cellular Operating Corp. and various lenders led by The Bank of New York and The Toronto-Dominion Bank as agents, dated as of March 31, 1997 and filed as Exhibit
               4(b)(7) to the Registrant's 10-Q dated March 31, 1997.

* 4(c)(1)      Indenture dated as of April 1, 1996 between
               Registrant and The Bank of New York as Trustee, filed as Exhibit 4(e)(1) to the Registrant's Form
               10-Q/A dated March 31, 1996.

* 4(c)(2)      First Supplemental Indenture, dated as of April
               1, 1996 between Registrant and The Bank of New
               York as Trustee, filed as Exhibit 4(e)(2) to the Registrant's Form 10-Q/A dated March 31, 1996.


* Incorporated by reference to the registration statement or report indicated.

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                            SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        VANGUARD CELLULAR SYSTEMS, INC.
                        (Registrant)



Date: July 28, 1997      By:/s/ Stephen L. Holcombe
                               Stephen L. Holcombe
                               Executive Vice President and
Chief Financial Officer

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